                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  Schedule 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*

               The Progressive Corporation (an Ohio corporation)
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, $1.00 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                 743315 10 3
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                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))

                               Page 1 of 4 Pages

                                                SCHEDULE 13G

 CUSIP NO. 654885102                                                                PAGE 2 OF 4 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | Peter B. Lewis                                                                                    |
|     | ###-##-####                                                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ x ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | U.S.A.                                                                                            |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  11,463,174 **                                                  |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |      -0- **                                                     |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  11,463,174 **                                                  |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |     8 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |      - 0 - **                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|  9  | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 11,463,174 **                                                                                     |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |15.9%                                                                                              |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | IN                                                                                                |
----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**As of 12/31/95. Includes 1,942,907 Common Shares held by Mr. Lewis, as Trustee of two trusts established for his brother and 546,114 Common Shares held by a charitable corporation of which Mr. Lewis is a trustee and an officer. Mr. Lewis disclaims any beneficial interest with respect to all such shares. Also includes 98,000 shares held by a limited partnership in which Mr. Lewis holds a 97% general partnership interest. Also includes 181,200 shares which Mr. Lewis has the right to acquire under stock options that were exercisable as of 12/31/95 or that will become exercisable within 60 days thereafter. Also includes 13,565 Common Shares held in an account for Mr. Lewis under the issuer's Retirement Security Program as of 12/31/95.

                                  SCHEDULE 13G



Item 1(a)        Name of Issuer:
---------        --------------

The name of the issuer is The Progressive Corporation (the "Issuer").
-------------------------------------------------------------------------------

Item 1(b)        Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive offices is 6300 Wilson Mills
-------------------------------------------------------------------------------

Road, Mayfield Village, Ohio  44143-2182.
-------------------------------------------------------------------------------

Item 2(a)        Name of Person Filing:

The name of the person filing this Schedule 13G is Peter B. Lewis.
-------------------------------------------------------------------------------

Item 2(b)        Address of Principal Business Office or, if none, Residence:


The address of the principal business office of Peter B. Lewis is 6300 Wilson
-------------------------------------------------------------------------------
Mills Road, Mayfield Village, Ohio 44143.
-------------------------------------------------------------------------------

Item 2(c)        Citizenship:


Peter B. Lewis is a United States citizen.
-------------------------------------------------------------------------------

Item 2(d)        Title of Class of Securities:


The class of securities which is the subject of this Schedule 13G is Common
Shares, $1.00 par value, of the Issuer.
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Item 2(e)        CUSIP Number:


The CUSIP number for such class of securities is 743315 10 3.
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Item 3           Not Applicable.

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
Item 4           Ownership
------           ---------

                 (a)      Amount Beneficially Owned                                           11,463,174**

                 (b)      Percent of Class                                                    15.9%

                 (c)      Number of shares as to which such person has:

                          (i)     sole power to vote or to direct the vote                    11,463,174**

                          (ii)    shared power to vote or to direct the vote                       -0-

                          (iii)   sole power to dispose or to direct the disposition of       11,463,174**

                          (iv)    shared power to dispose or to direct the disposition of          -0-

** See footnote on page 2.





                               Page 3 of 4 Pages

Item 5           Ownership of Five Percent or Less of a Class:
------           --------------------------------------------

                 Not Applicable.

Item 6           Ownership of More than Five Percent on Behalf of Another Person:
------           ---------------------------------------------------------------

                 Not Applicable.

Item 7           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
------           --------------------------------------------------------------------------------------------------------
                 Parent Holding Company:
                 ----------------------

                 Not Applicable.

Item 8           Identification and Classification of Members of the Group:
------           ---------------------------------------------------------

                 Not Applicable.

Item 9           Notice of Dissolution of Group:
------           ------------------------------

                 Not Applicable.

Item 10          Certification:
-------          -------------

                 Not Applicable



                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:            January 30, 1996


Signature:       /s/ Peter B. Lewis
                -----------------------------------------

Name/Title:      Peter B. Lewis





                               Page 4 of 4 Pages